UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 24, 2020

FAR POINT ACQUISITION CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-38521	82-4710750
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

18 West 18th Street

New York, NY 10011

(Address of principal executive offices)(Zip Code)

Registrant’s telephone number, including area code: (212) 715-3880

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Ticker Symbol	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-third or one Warrant to purchase one share of Class A Common Stock	FPAC.UN	The New York Stock Exchange
Shares of Class A common stock, par value $0.0001 per share	FPAC	The New York Stock Exchange
Warrants, exercisable for one share of Class A Common Stock for $11.50 per share	FPAC.WS	The New York Stock Exchange

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Item  5.07 Submission of Matters to a Vote of Security Holders.

On August 24, 2020, Far Point Acquisition Corporation, a Delaware corporation (“FPAC”), held a special meeting of stockholders (“Special Meeting”). At the Special Meeting, FPAC’s stockholders considered and approved the Agreement and Plan of Merger, dated as of January 16, 2020 (the “Merger Agreement”), and to approve the business combination contemplated by such agreement, by and among FPAC, SL Globetrotter, L.P., a Cayman Islands exempted limited partnership (“Globetrotter” and, in its capacity as a representative of Global Blue (as defined below) and its shareholders as of the date of the Merger Agreement and immediately prior to the closing, the “GB Shareholders’ Representative”), Global Blue Group Holding AG, a stock corporation (Aktiengesellschaft) incorporated under Swiss law, with its registered office in Zürichstrasse 38, 8306 Brüttisellen, Switzerland (“New Global Blue”), Global Blue US Holdco LLC, a Delaware limited liability company, Global Blue US Merger Sub Inc., a Delaware corporation (“US Merger Sub”), Global Blue Holding L.P., a Cayman Islands exempted limited partnership (“Cayman Holdings”), the individuals named therein (the “Management Sellers” and, together with Globetrotter and Cayman Holdings, the “Seller Parties”), Global Blue Group AG, a stock corporation (Aktiengesellschaft) incorporated under Swiss law, with its registered office in Zürichstrasse 38, 8306 Brüttisellen, Switzerland (“Global Blue”), Thomas W. Farley, solely in his capacity as the FPAC Shareholders’ Representative, solely for purposes of Sections 2.20 and 8.01 thereof, Far Point LLC, a Delaware limited liability company, and Jacques Stern, solely in his capacity as the Management Representative, which, among other things, provides for (a) the Seller Parties undertaking a series of transactions pursuant to which they will sell, exchange and contribute the ordinary shares of Global Blue for a mix of cash and ordinary shares of New Global Blue, and in certain circumstances preferred shares of New Global Blue, and (b) US Merger Sub, a wholly-owned indirect subsidiary of New Global Blue, merging with and into FPAC, with FPAC being the surviving corporation in the Merger.

The following is a tabulation of the votes with respect to this proposal, which was approved by FPAC’s stockholders:

For	Against	Abstain	Broker Non-Votes
53,505,646	12,720,235	11	N/A

Prior to the Special Meeting, holders of 48,708,994 shares common stock issued in FPAC’s initial public offering exercised their rights to convert those shares to cash at a conversion price of approximately $10.29 per share, or an aggregate of approximately $501.2 million.

Because the proposal to approve the Merger Agreement and the transactions contemplated thereby was approved, the proposal to adjourn the Special Meeting to a later date or dates, if necessary, was not presented at the Special Meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 24, 2020

Far Point Acquisition Corporation

/s/ Thomas W. Farley
Name: Thomas W. Farley
Title: Chief Executive Officer and President

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